1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☑
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Reiterates it Will Not Be Involved
In SMIC’s Operations or Join SMIC’s Board of Directors
     TSMC has repeatedly made clear to the press that speculation that TSMC will use its stake in SMIC to intervene in SMIC’s operations or join SMIC’s Board of Directors is incorrect. However, as some media outlets continue to issue inaccurate and highly speculative reports, TSMC General Counsel, Dr. Dick Thurston, has the following statement:
     “Our settlement with SMIC is aimed at the protection of TSMC’s intellectual property and trade secrets. SMIC proposed a grant of SMIC shares as part of the compensation package to TSMC under the Settlement Agreement, and both acknowledged and agreed that TSMC would obtain those shares only if permitted by the Taiwan government. The Settlement Agreement clearly provides that TSMC will not be involved in SMIC’s operations, and will not be entitled to any position on SMIC’s Board of Directors or in the management of SMIC. All reports in the press and other media to the contrary are completely unfounded.”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 20, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer